UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___ )



                            Cross Timbers Oil Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    227573102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                                Page 1 of 4 Pages

----------------------------------                   ---------------------------
|CUSIP NO. 227573102             |   13G            |   Page  2  of   4  Pages |
|          -----------           |                  |        ---     ---       |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |     Demeter Holdings Corporation                                    |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |     Massachusetts                                                   |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |    5,400,013 shares (see Item 4)                  |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |    ----                                           |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |    5,400,013 shares (see Item 4)                  |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |    ----                                           |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |     5,400,013 shares                                                |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES*                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |     11.6%                                                           |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |     CO                                                              |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------

Item 1(a)   Name of Issuer:
                 Cross Timbers Oil Company

     1(b)   Address of Issuer's Principal Executive Offices:
                 810 Houston Street
                 Fort Worth, TX 76102

Item 2(a)   Name of Person Filing:
                 Demeter Holdings Corporation through its wholly owned subsidiary, White River Corporation

     2(b)   Address of Principal Business Office or, if none, Residence:
                 c/o Charlesbank Capital Partners, LLC
                 600 Atlantic Avenue, 26th Floor
                 Boston, MA  02210

     2(c)   Citizenship:
                 Massachusetts

     2(d)   Title of Class of Securities:
                 Common Stock

     2(e)   CUSIP Number:
                 227573102

Item 3 The entity filing is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4      Ownership:

     4(a)   Amount beneficially owned:
                    5,400,013

     4(b)   Percent of Class:
                    11.6%

     4(c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                             5,400,013 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.

            (ii)  shared power to vote or to direct the vote:
                             ---------

                                Page 3 of 4 Pages

            (iii) sole power to dispose or to direct the disposition of:
                             5,400,013 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.

            (iv)  shared power to dispose or to direct the disposition of:
                             --------

Item 5      Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
                    Pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank Capital Partners, LLC ("Charlesbank"), President and Fellows of Harvard College ("Harvard") and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment by Demeter Holdings Corporation, an affiliate of Harvard, in Cross Timbers Oil Company disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8      Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9      Notice of Dissolution of Group:
                    Not Applicable.

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    DEMETER HOLDINGS CORPORATION


                                    By: /s/ Tami E. Nason
                                        ----------------------------------------
                                        Name:  Tami E. Nason
                                        Title: Authorized Signatory


July 10, 1998

                                Page 4 of 4 Pages